PowerNova

Technologies Corporation

Suite 1010

207 West Hastings Street

Vancouver, British Columbia

Canada  V6B 1H7

Tel: 604.734.7488

Fax: 604.688.7866

November 30, 2010

CORPORATE UPDATE

Vancouver, BC - PowerNova Technologies Corporation (“PowerNova”) announces that pursuant to its news release dated October 4, 2010, management is currently working on meeting the requirements of the Canadian National Stock Exchange (“CNSX”) in regard to the conditional approval for listing it received on September 15, 2010.

Powernova’s current business activities are focused on proceeding with the development of a heterogeneous (solid) catalyst in addition to the homogeneous (liquid) catalyst that was first developed by the company.

This new technology being developed in Russia has the promise of altering the economics of hydrogen production by producing low cost hydrogen from hydrocarbons by breaking catalytically the carbon-hydrogen bond in liquid fuels with a chemical reaction between 150° - 200°C, compared to the present high cost industry practice of steam reforming at a temperature range between 700° - 900°C.

In the motor vehicle industry, the development of a solid catalyst has greater potential for commercial success than the liquid catalyst as this technology has the potential for onboard production in a motor vehicle of hydrogen from a blended gasoline to power a fuel cell electric motor vehicle with zero carbon dioxide emissions, while at the same time utilizing the existing petroleum fuel distribution system for motor vehicles.

Additional information about the technology and the progress made by Powernova over the past few years is available on the corporate website at www.powernova.com.

On Behalf of the Board of Directors,

Stuart Lew

Chairman and Chief Executive Officer

Tel: 604-734-7488

Fax: 604-688-7866

Email: stuartlew@powernova.com

www.powernova.com